Form C/A

Amended Offering Statement
of
Red Hen Collective Cooperative, Inc.
("RedHen," the "company," the "issuer," "we," "our," "us")

Offering of Revenue-Share Promissory Notes

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

We will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Red Hen Collective Cooperative, Inc.	Cooperative corporation	California	March 8, 2017	2323 Broadway, Oakland, CA 94609	redhencollective.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and

offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

        (1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

        (2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Molly Madden	President, Secretary, CFO, Director	August 2017-present
Stephanie Sprinkle	Director	August 2017-present
Yusuf George	Director	August 2017-present
Stephen Rye Switzer	Director	August 2017-present

Principal occupation and employment of directors and officers over the past three years:

Molly Madden

Employer	Employer's principal business	Role	Dates of service	Responsibilities
Red Hen Collective Cooperative, Inc.	Wine importer	President	2017 to present	Overall management of the company
MFW Wine Company	Wine importer	Sales representative	2014-2016	Sales account management

Stephanie Sprinkle

Employer	Employer's principal business	Role	Dates of service	Responsibilities

E&R Wine Shop	Wine retailer	Retail sales management	2008-2018	Customer sales management, sourcing and purchasing, content creation

Stephen Rye Switzer

Employer	Employer's principal business	Role	Dates of service	Responsibilities
Rye Financial Services	Financial advising to business-serving businesses and organizations across the U.S.	Accountant and Financial Planner	2017 to present	Accounting and bookkeeping, financial advising
A Bookkeeping Cooperative	Worker-owned cooperative providing accounting bookkeeping services to cooperatives, non-profits, and small businesses	Founder and Worker-Owner	2010 to 2017	Accounting, bookkeeping, financial advising

Yusuf George

Employer	Employer's principal business	Role	Dates of service	Responsibilities

JUST Capital	A nonprofit that uses advanced polling, market research, and leading edge corporate performance measurements to rank companies according to values and priorities of the American people	Director, External Engagement Director of Strategic Development	2018-present 2016-present	Partnerships and strategic initiatives, corporate strategy and engagement Board development and governance, fundraising, revenue development
Galtere Institute	Investment management	Director	2014-2015	Risk management, portfolio analysis, securities trading and management

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Molly Madden	99.38%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

RedHen is a feminist, worker-owned California-based wine importer/wholesaler with a mission to have a social, ecological and economic impact. RedHen's goal is to be a leader in the development of a new wine economy, and to be at the forefront of an eminently necessary shift in sustainable business practices. We believe it is not enough to ask if a wine is organic; the economy and ecology of every segment of the industry must be equitable and regenerative. Thus, for a wine to be "sustainable," it must anchor assets and power for the stakeholders who carry the greatest risks.

With over 30 years combined experience in all sectors of the wine industry, RedHen's leadership team is experienced with standard practices and structures in the wine supply chain that result in ecological devastation, lost revenue and market share, logistical inefficiency, employee and producer turnover, divestment in local economies, human exploitation and the loss of cultural heritage.

Under the status quo, the winegrowers provide credit to finance the rest of the supply chain above them. This triggers a domino effect of undercapitalization starting at the foundation of the wine industry, wherein farmers/winemakers frequently experience late and non-payment, and whereby each subsequent stakeholder in the industry relies upon mechanisms of human, ecological and economic extraction that undermine the wellbeing and security of the entire chain. Losses are offloaded onto those stakeholders with the narrowest margins and greatest physical and financial risks which further destabilizes the interdependent industry at large.

RedHen's goal is to have a business that is regenerative in terms of ecology, culture and economic capital by investing in every stakeholder: our farmers, our employees, women and people of color, workers and farm laborers, investors and merchants, the environment and the heritage of regional winegrowers. We believe that production and distribution must disrupt mechanisms of white supremacy, sexism and classism that extract natural resources and exploit the un/underpaid labor of women, people of color and vulnerable immigrant workers. Our mission is to equitably build wealth for all stakeholders by forging sustainable and just partnerships with winegrowers that enable them to preserve the cultural heritage of their product, and to make the profitable, marketable world of wine reflect the complex and diverse world in which we live.

RedHen pays farmers first, is cooperatively structured to share profit and equity with employees, and is fueled by regenerative impact investments of every size. Our capital model is designed to engage hundreds of both accredited and non-accredited investors using revenue-share loans that are transparent, resilient and equitable. Regular investment campaigns are key to our business plan, and will grow our brand and mission in the larger marketplace while enabling new investors to join and early investors to reinvest. The resulting credit pool can expand as RedHen scales, with the goal of capitalizing operations via mission-aligned investments, rather than financing off of growers and workers who have no other choice.

We are working to build a business that is revenue-generating and scalable. To achieve that goal, we have established sales and logistics teams across California, international and domestic wine producer relationships, and strategic market relationships with key accounts. Our operations consist of researching/sourcing wines from independent winegrowers located in the USA and abroad; coordinating international and domestic logistics for shipping, storage, sales and delivery; and cultivating/maintaining a merchant account base of wine resale (on-premise and off-premise) companies for our producer partners.

Our anticipated business plan utilizes the funds generated from this and subsequent investment offerings. We believe that Regular Direct Public Offerings and private raises will allow RedHen to gradually grow our capital resources in pace with the growth and expansion of our operations. Because sustainable financing is as central to our mission as sustainable farming and winemaking, investor empowerment and capital coordination are core, ongoing components of RedHen's plan.

Upon completion of this investment round, we plan to finalize our initial wine portfolio and bring it to market. This process includes supplier visits to negotiate partnerships, wine selections, compliance for federal label approvals and international organic/biodynamic certification verifications, logistics partners onboarding, content and point of sale materials development, purchasing and shipping. With powerful content and training resources in hand, RedHen's portfolio will be able to compete in the market with more commercial wine brands that owe their market share to advertising rather than quality, authenticity or value.

As inventory comes into stock, we begin hiring wine sales staff in our key markets. Our strategy is to hire experienced, well-connected sales reps who possess active networks of wine buyer (account) relationships and who bring specialized knowledge of the regions and styles of wines that are central to the RedHen portfolio. With a high-quality wine portfolio, competitive salary/benefits packages, employee-equity and profit sharing, a company culture that does not tolerate sexism and racism and a cutting-edge business model and leadership team, we anticipate attracting and retaining extremely competitive talent in our industry. This talent is key to obtaining significant market share and generating steady, growing revenue while continuing to innovate and optimize the traditional structures of the wine industry.

We believe that our logistics partner will enable us to operate at an economy of scale historically impossible for small, independent importers at startup. By consolidating shipping, warehousing, accounting and admin services for multiple small companies, this partnership will allow RedHen to keep our overhead low and protect cash flow without compromising customer service, inventory and portfolio growth or farmer security. We believe this will make us immediately poised to provide service across the state of California with the option to scale into additional markets in years to come. This strategy is designed to make RedHen a viable distribution partner for wineries with larger distribution requirements, which is key to RedHen's future growth and scaling.

In addition to representing our growers' brands, RedHen plans to invest with farmers and winemakers on viticulture and wine productions which directly leverage resources for migrant workers and women in agriculture. When the necessary capital is in place, RedHen will launch private-label winegrower collaborations to develop new wine brands, expanding RedHen's visibility and impact. These wines will bolster cash-flow for both RedHen and our producer partners while providing consumers with clear avenues to direct resources towards the wine industry's most vulnerable stakeholders.

With highly developed administrative, portfolio sourcing, communications and market support, RedHen plans to capture and expand a growing consumer market for sustainable wine and impact business, while bringing together an international portfolio of winegrowers who are both well established and up-and-coming. As a worker-owned cooperative, RedHen is designed to optimize wholesale's traditional structures and provide solutions to the widespread problems of succession and turnover. By investing in the long-term viability of our winegrower partners and the success of our merchants, we anticipate stakeholder demand for our valuable partnerships to drive our growth into markets beyond California. RedHen's aim is to position itself to be an indispensable vendor, employer and market partner for the most experienced and passionate talent in the wine industry.

(e) The current number of employees of the issuer.

Two.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

Access to capital
As a pre-revenue company, we require outside capital to fund start-up operations. Without access to adequate capital, our ability to generate revenue and grow operations to a profitable scale would be significantly minimized. Our farmer suppliers and merchant partners are also reliant upon access to capital; if they cannot secure the resources required for their operations, RedHen's supply and demand can be reduced.

Climate Change
Erratic and extreme weather patterns associated with climate change can be the difference between a high crop, a low crop or no crop at all. A farmer supplier's lost or significantly reduced yield can result in lost revenue, market share and cash flow for our business.

Agricultural Labor
Wine is an agriculturally-based industry–farmer suppliers are largely dependent upon seasonal and migrant labor to operate their businesses both domestically and abroad, and these labor forces are extremely vulnerable to political and economic instability. Factors that compromise agricultural labor can limit RedHen's access to goods and thus compromise revenues and market share.

Employee turnover
We depend on the services of key employees, whose knowledge and relationships would be difficult to replace. Our business may be harmed if we are unable to attract or retain qualified employees.

Customer default
The cash flow of our business is impacted by the payment patterns of our customers. In the state of California, payment terms for wine wholesale is Net 30 days. There is no penalty for late payments regulated by the state. Late or nonpayment by customers can harm our business.

General economic conditions
Our business is sensitive to complex economic factors locally, nationally and internationally. Global economic factors may impact availability and cost of goods as well as the logistical services upon which we rely to bring them to market. Downward economic shifts may reduce consumer purchasing power, thereby slowing the sales of our retail and restaurant customers.

Discrimination and Harassment
Racial discrimination and sexual harassment compromise the safety and economic security of our stakeholders. Our sales staff, supplier partners and merchants work in environments that may expose them racial and gender discrimination and harassment, which could prevent them from securing the resources required to succeed in the industry.

Legalities and licensing
The sale of alcohol is highly regulated on international, federal and state levels. Our failure to comply with government rules and regulations may harm our business. We believe that we comply with the rules and regulations with which we are required to comply. If we fail to comply with a rule or regulation we may be subject to fines, or other penalties, or our permit or license may be lost or suspended.

Change in use of proceeds
We may revise the use of proceeds of this offering. This offering statement describes our current intentions regarding use of proceeds of this offering. However, we will remain free to use such proceeds in a different manner, based on the judgment of our officers and directors. Failure to use such proceeds effectively could harm the business and financial condition of the company.

The Notes are unsecured and uninsured
The Notes (defined and described in Item (m) below) being offered are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

No maturity date
The investor will receive an annual payment as a share of the company's Gross Margin (as defined in Item (m)(1) below) until the investor receives the amount of the investor's original investment multiplied by 1.35. However, the Notes do not have a maturity date so it is unclear when the investor will receive the full repayment amount.

There is no market for the Notes
There is no secondary market for the Notes, nor is a public market expected to develop. Therefore an investor may be required to retain a Note even under circumstances where it is economically undesirable to do so. Investors should invest in the Notes only if they have independent means for providing for their current and future needs and contingencies.

The Notes have not been submitted to any rating agency to obtain an opinion or rating of the risk of timely collection of principal and interest.

No tax advice
All of the interest earned on each Note will be taxable to the investor who owns the Note. No representation or warranty of any kind is made by RedHen, RedHen's officers or agents, or any or RedHen's counsel or other professional advisors with respect to any tax consequences of any investment in the Notes. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

Tied-house laws
An investor may be prohibited from investing in the company and may be subject to penalties for investing in the company if the investor holds interests in or related to alcoholic beverage licenses or licensees. Alcoholic beverage licensees and their investors are subject to state and federal "tied-house" laws which restrict certain investments between the three "tiers" of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules regarding such investments are different in each state and change frequently. The company has not made any assurances that investments in the company are permissible in California or any other state if the investor holds interests in or related to alcoholic beverage licenses or licensees. It is within the purview of the California Department of Alcoholic Beverage Control to investigate the investors in the company to ensure compliance with state tied-house requirements regardless of such investors' amount of investment in the company.

(g) The target offering amount and the deadline to reach the target offering amount.

The target offering amount is $500,000, and the deadline to reach the target is December 31, 2018.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

(h) Whether the issuer will accept investments in excess of the target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the target offering amount, up to a total of $1,070,000. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

2018 DPO FUNDS DEPLOYMENT	MIN	MID	MAX
TOTAL RAISE:	$500,000	$750,000	$1,070,000
Cost of Goods: Wine Inventory	$110,000	$200,000	$315,000
Shipping/warehousing/delivery	$60,000	$100,000	$140,000
Licensing, Labels and COLAS	$15,000	$20,000	$30,000
Logistic Partner Fees, Admin Expenses	$15,000	$20,000	$25,000
CPA/Bookkeeping	$10,000	$10,000	$10,000
Sourcing Travel and Research	$15,000	$25,000	$35,000
Hiring/Training	$5,000	$7,000	$10,000
Wine Samples	$15,000	$30,000	$40,000
Trade Events and Tastings	$10,000	$20,000	$30,000
Account Development (Sales) Expenses	$15,000	$22,000	$35,000
Salary/Benefits: President	$50,000	$55,000	$65,000
Salary/Benefits: Content/Sourcing Director	$40,000	$45,000	$50,000
Salary/Benefits: Communications Director	$40,000	$45,000	$50,000
Salary/Benefits: Capital Coordinator	$20,000	$25,000	$35,000
Salary/Benefits: Bay Area Sales Rep	$40,000	$43,000	$50,000
Salary/Benefits: LA Sales Rep	$40,000	$43,000	$50,000
Salary/Benefits: Bay Sales Rep (east/north)		$40,000	$40,000
Salary/Benefits: San Diego Sales Rep			$40,000
Plowshares International Wine Camp			$20,000

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the target offering amount has been met.

If we reach the target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will

Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that you are expected to receive.

Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

The price of each security is its face value, the dollar amount invested.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations

on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

<u>Securities Being Offered</u>

The company is offering revenue-share promissory notes (the "Notes") in this offering with the following principal provisions:

When Paid in Full: Outstanding principal and accrued interest on the Note will be considered paid in full when the company has paid the investor the "Repayment Amount," defined as the original investment amount multiplied by 1.35.

Payments: Within 90 days following the end of each calendar year, the company shall make annual payments to the investor until the Repayment Amount is paid in full.

The annual payment shall be the investor's "Pro Rata Share" (defined as a fraction, the numerator of which is the investor's original investment amount, and the denominator of which is the total amount of the outstanding principal and unpaid interest on all of the company's promissory notes that contain substantially the same terms as the Notes issued in this offering, except for the Repayment Amount) of fifteen percent (15%) of the company's "Gross Margin" (all of the company's cash receipts less cost of goods; pass through costs such as shipping, customs, warehousing, and trucking; refunds and returns; and samples).

The company's CPA shall calculate Gross Margin on a cash basis at the end of each fiscal year.

Payments for any partial year of investment will be prorated based on the number of days the investment was outstanding divided by 365.

Under no circumstances shall payments to the investor exceed what is allowed under California law governing usury.

Prepayment: The company may make complete or partial prepayments of the Notes at its discretion, provided that all such prepayments are made pro rata among all of the investors based on the amount of their original investments.

If the company wishes to pay off one or some (but not all) of the Notes, it may do so only for good cause. The term "good cause" means an instance in which the company reasonably believes such pre-payment is necessary or advisable to prevent a violation of any law, regulation, or other governmental rule or to prevent material harm to the effective operation of the company.

Security: The Notes will be unsecured obligations of the company.

Subordination: The Notes shall be subordinated to all indebtedness of the company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Assignment: The Notes may be assigned by either party so long as such assignment complies with all applicable laws and regulations.

Amendment: Any provision of the Notes (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the company and the holders of a majority (by unpaid principal amount) of the Notes.

Voting Rights: Investors will not have voting rights. Their rights under the Notes may only be modified or limited as described under "Amendment" above.

Tied House Laws: A potential investor may be prohibited by law from investing in this offering if the investor holds interests in or related to alcoholic beverage licenses or licensees, including loans or indebtedness. Investors are advised to consult with legal advisors regarding state and federal tied house laws as they relate to the Notes.

The above is intended to be only a summary of some of the key terms of the Notes and is not a complete description of the terms of the Notes. Please see the forms of Note and note purchase agreement attached as **Exhibit A** for the complete terms of the investment.

Other Securities of the Company

The company has outstanding promissory notes, described in Items (p) and (q) below, that have substantially the same terms.

The company's other securities are preferred memberships and worker memberships.

Preferred and worker members receive annual dividends at the discretion of and subject to determinations by the board. The company may redeem preferred memberships at any time for a price equal to 150% of member's original investment amount minus all preferred dividends received by the member. Preferred members may request redemption of their memberships after the second year of their investment. In the case of a liquidation or sale, proceeds will be paid to preferred members up to their initial investment before worker members receive proceeds. The voting power of the worker-members shall be equal. The preferred members shall have no voting rights except as required by law.

The company founder, Molly Madden, who is also the first worker-member, owns 99.38% of the company. There is one preferred member who invested $12,500 and owns 0.62% of the equity.

Potential Dilution by Other Securities

If the Company issues additional revenue-share promissory notes on substantially the same terms as the Notes being offered in this offering, the investor's annual Pro Rata Share of the issuer's

Gross Margin could be diluted. If there are more investors owning promissory notes with substantially the same terms as the Notes issued in this offering, the amount owed to the investor relative to the amount owed to all investors could be reduced. If that happens, the investor's Pro Rata Share—and the annual payment due to it—would also become smaller.

Note, however, that the total Repayment Amount to the investor would remain the same regardless of how many investors hold promissory notes with substantially the same terms as the Notes.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The investor will not have voting rights in the company. The company's worker-members could make a decision that has negative consequences for the company and therefore the investors in the Notes. As of now, Molly Madden is the sole worker-member and is also a director and the President. The success of the company will depend heavily on her judgment.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities are valued at face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Annual returns to the investor are based on the investor's Pro Rata Share, as defined in Item (m)(1) above. If the company issues more promissory notes with substantially the same terms as the Notes issued in this offering, annual payments to the investor could be diluted as described in (m)(1) above.

The investor will have no voting rights, and the company's directors and its founding member and President could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return, including the issuance of additional securities, a sale of the issuer or of the assets of the issuer or transactions with related parties.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

The securities issued in this offering may not be transferred for one year after they are issued unless they are transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(4) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

(b) For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for

conducting the offering, including the amount of referral and any other fees associated with the offering, and

(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6.5% of offering proceeds that are actually distributed to the issuer.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

Prior to this present offering under Section 4(a)(6) of the Securities Act, the company issued revenue-share promissory notes in a private offering (the "Prior Notes"). Collectively, the notes issued in the private offering have an original principal amount of approximately $140,000. Each such note will be paid in full when the company has paid the investor's original investment amount multiplied by 1.5. The other terms of such notes are substantially the same as the terms of the Notes being offered in this present offering other than the repayment amount.

In 2017, the company accrued an unpaid expense of $75,000 for salary for founder and President Molly Madden. Molly Madden also made a loan to the company that has an outstanding balance of $39,000. Each amount will be repaid without interest at the President and board's discretion, as funds are available. No maturity date is set.

Please see the company's financial statements required by Item (t) and filed with the SEC with this Form C/A as **Exhibit B**.

(q) A description of exempt offerings conducted within the past three years.

Between 2017 and 2018, the issuer sold approximately $140,000 in Prior Notes. In 2017, the issuer sold a preferred membership to one investor with a total investment of $12,500. All of these sales were exempt as a private offering under SEC Rule 504.

In 2017 the issuer sold a worker membership to Molly Madden at a price of $10,000. This sale was exempt under Section 4(a)(2) of the Securities Act.

The proceeds of these offerings were used for business setup fees, legal and financial services, supplier research and sourcing, market research, account prospecting and wholesale market development, producer samples, communications strategy, brand development, web development, content creation, capital coordination and investor relations, and employee wages.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

As described in Item (p) above, the company accrued an unpaid expense of $75,000 for salary for President Molly Madden in 2017.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above, and any risk factors stated elsewhere in this offering statement, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

RedHen is a California cooperative corporation that was incorporated in March 2017. RedHen has no operating history.

The business of RedHen is wine importing and wholesaling, and its primary activities are winegrower/producer sourcing, international logistics and shipping, warehousing and delivery, market sales and education, and capital coordination.

Currently, RedHen is pre-revenue. To date, its capital has come predominantly from revenue-share promissory notes issued during a private investment round 2017-2018, as well as from preferred memberships issued in 2017 and capital invested in 2016-2018 by the founder, Molly Madden. Funds raised prior to this public offering have been deployed primarily for domestic and international winegrower (supplier) research and sourcing, legal and financial services in the establishment of the company, governance and investment structures, communications strategy, brand, website and content development, market research, capital coordination and investor relations cultivation.

Funds currently on hand will be deployed for licensing and compliance required for the establishment of federal and state licenses of wine imports and distribution. Some of the current assets (cash) will be used to conduct RedHen's Direct Public Offering campaign, including staff support, communications and marketing, travel and events, investment and marketing content, and ongoing supplier/market relations development.

Upon completion of this DPO, RedHen expects to continue raising capital while launching initial operations, beginning with inventory purchasing and hiring sales staff in the first quarter of 2019. By budgeting a portion of all revenues to pay back our revenue-share promissory notes, RedHen has built the cost of capital into the company's daily operations budget and does not have to wait for profitability or an exit event in order to repay investors. Our goal is to generate enough revenue to support our operations, repay investors and build capital reserves to insure that the business can grow as opportunity arises, while maintaining our commitment to pay farmers first.

We plan to repay the first $1MM of funds raised in this DPO and achieve profitability over the next 7 years through infrastructure, inventory and sales operations development. We believe we will begin generating revenue upon hiring our first sales staff in key markets to establishing long-term account relationships with wine retailers and restaurants in California. Revenue generated by sales will supplement capital raised in subsequent private and public investment series which will further accelerate revenue growth, investor repayment and profitability.

RedHen does not own any significant assets other than cash on hand. When we are operational, the majority of our assets will be in the form of wine inventory. We anticipate requiring additional capital to execute our full business plan, and insufficient investment could result in a reduction or slowing of the scope of our operations. RedHen has no other sources of capital other than those described in this report. The company expects to make various capital expenditures as it finances various projects and aspects of operational development.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC with this Form C/A as **Exhibit B**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

The annual report will be posted on our website at redhencollective.com/annualreport by April 30, 2019.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

None. However, please see the **Exhibits** attached to or filed with this Form C/A and please see the issuer's campaign page on crowdundmainstreet.com for further information about the offering.

List of Exhibits

Exhibit A: Form of Note Purchase Agreement with Promissory Note (attached hereto)
Exhibit B: 2017 Reviewed Financial Statements (filed herewith)
Exhibit C: Pitch Deck (filed herewith)
Exhibit D: Description of Investor Benefits (filed herewith)
Exhibit E: Campaign Video Transcript (filed herewith)
Exhibit F: Crowdfunding Campaign Page (attached hereto)
Exhibit G: Articles of Incorporation (filed herewith)

EXHIBIT A
FORM OF NOTE PURCHASE AGREEMENT
WITH FORM OF PROMISSORY NOTE

RED HEN COLLECTIVE COOPERATIVE, INC.

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (*"Agreement"*) is made as of_____, (the *"Effective Date"*) by and between Red Hen Collective Cooperative, Inc., a California cooperative corporation (the *"Company"*) and _____ (*"Lender*,*"* or the *"Investor"*).

1.   NOTE PURCHASE. Subject to the terms of this Agreement, and on the Crowdfund Mainstreet platform, the Lender agrees to lend $_____ (the "*Loan Amount*") to the Company against the issuance and delivery by the Company of a promissory note for such amount, in substantially the form attached hereto as <u>Exhibit A</u> (the *"Note"*).

2.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Lender as follows:

2.1   **Authority; Binding Agreement.** All corporate action on the part of the Company, its directors, and its officers necessary for the authorization, execution, delivery, and performance of this Agreement by the Company and the performance of the Company's obligations hereunder, including the issuance and delivery of the Note has been taken or will be taken prior to the Closing. This Agreement and the Note, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, general principles of equity that restrict the availability of equitable remedies, and, with respect to rights to indemnity, subject to federal and state securities laws.

2.2   **Governmental Consents.** Assuming the accuracy of the representations and warranties of the Lender contained in Section 3 hereof, all consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the valid execution and delivery of this Agreement, the offer, sale, or issuance of the Note, or the consummation of any other transaction contemplated hereby shall have been obtained and will be effective at the Closing, except for notices required or permitted to be filed after the Closing with certain state and federal securities commissions, which notices will be filed on a timely basis.

2.3   **Offering.** Assuming the accuracy of the representations and warranties of Lender contained in Section 3 hereof, the offer, issue, and sale of the Note are and will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the *"1933 Act"*), and are exempt from registration and qualification under the registration, permit, or qualification requirements of all applicable state securities laws.

3.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE LENDER.

The Lender hereby represents, warrants, and covenants to the Company as follows:

3.1   **The Company May Rely on These Representations.** The Lender understands that the Company's offer and sale of the Note has not been registered under the Securities Act of 1933, as amended, because the Company believes, relying in part on the Lender's representations in this Agreement, that an exemption from such registration requirement is available for such sale. The Lender understands that the availability of this exemption depends upon the representations the Lender is making to the Company in this Agreement being true and correct.

3.2   **No Resale for One Year.** The Lender understands that the Note may not be resold for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for the Note.

3.3   **No Resale Without Registration or Exemption.** The Investor has been advised that this Note has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

3.4   **The Lender Can Protect Its Interests.** The Lender can properly evaluate the merits and risks of an investment in the Note and can protect its own interests in this regard, whether by reason of its own business and financial expertise, the business and financial expertise of certain professional advisors unaffiliated with the Company with whom the Lender has consulted, or the Lender's preexisting business or personal relationship with the Company or any of its officers, directors or controlling persons.

3.5   **The Lender Recognizes Its Economic Risk.** The Lender understands that the purchase of the Note involves a high degree of risk, and that the Company's future prospects are uncertain. the Lender has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of the Lender's professional advisors with regard to an investment in the Company. The Lender has fully reviewed the Company's information on the Crowdfund Mainstreet platform, including the Company's Form C, and all amendments thereto, concerning purchase and sale of the Note. The Lender understands the risks involved in an investment in the Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Note.

3.6   **The Lender Advised to Seek Representation.** The Lender understands that nothing in this Agreement or any other materials presented to the Lender in connection with the purchase and sale of Note constitutes legal, tax, or investment advice. The Company has advised the Lender to consult with such legal, tax, and investment advisors as the Lender, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

3.7   **Information.** Lender acknowledges that it has received all the information it has requested from the Company and it considers necessary or appropriate for deciding whether to acquire the Note. Lender represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Note and to obtain any additional information necessary to verify the accuracy of the information given to Lender.

3.8 **Further Limitations on Disposition.** Without in any way limiting the representations set forth above, Lender further agrees not to make any disposition of all or any portion of the Note and the Equity Securities unless and until:

(a) There is then in effect a Registration Statement under the 1933 Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

(b) Lender shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, Lender shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the 1933 Act or any applicable state securities laws.

(c) Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be necessary for a transfer by Lender to an affiliate, a shareholder or a partner (or retired partner) of the Lender, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were a Lender hereunder.

3.9 **Indemnity.** Lender agrees to indemnify and hold harmless the Company and its officers and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Lender.

3.10 **Authority; Binding Agreement.** Lender represents and warrants to, and covenants with, the Company that (i) Lender has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Lender enforceable against the Lender in accordance with its terms, except as enforceability may be limited by applicable law.

3.11 **Further Assurances.** Lender agrees and covenants that at any time and from time

to time it will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Agreement.

3.12 **Tied House Laws**. The Lender is aware that alcoholic beverage licenses and licensees and persons who hold interests in or related to alcoholic beverage licenses or licensees, including loans or indebtedness, are or may be subject to state and federal "tied house" laws which restrict certain investments between the three "tiers" of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The Lender understands that the rules regarding such investments are different in each state and change frequently and that the Company cannot make any assurances that a loan to the Company by the Lender is permissible in California or any other state if the Lender holds interests in or related to alcoholic beverage licenses or licensees. The Lender is aware that it is within the purview of the California Department of Alcoholic Beverage Control to investigate investors in the Company to ensure compliance with state tied house requirements regardless of investors' amount of investment in the Company.

The Lender is aware that the Lender may be prohibited by law from lending to the Company if the Lender:

(i) Holds the direct or indirect ownership of any interest in an alcoholic beverage retail license in California.

(ii) Has furnished, given or loaned money or other thing of value, directly or indirectly, to, or guaranteed the repayment of any loan or the fulfillment of any financial obligation of, any person engaged in operating, owning or maintaining any alcoholic beverage retail premises in California.

(iii) Is an officer, director, agent or employee of an alcoholic beverage retail licensee in California.

(iv) Owns any interest, directly or indirectly, in the business, furniture, fixtures, equipment, signs or lease in or of any premises operated, maintained or licensed under any alcoholic beverage retail license in California.

(v) Owns any interest, directly or indirectly, of the realty upon which an alcoholic beverage retail premises is maintained in California.

The Lender is aware that the list in this Section 3.12 is non-exhaustive and that there may be other situations in which the Lender is prohibited by law from lending to the Company.

The Company has advised the Lender to consult with legal advisors regarding state and federal tied house laws as they relate to the Note, and the Lender has had the opportunity to do so. The Lender understands that nothing in the Note or any other materials presented to the Lender or statements made by the Company or its agents in connection with the purchase and sale of the Note constitutes such legal advice.

The Lender does not have any interests in or related to alcoholic beverage licenses or licensees that could prohibit the Lender from entering into the Note.

3.13 **Complete Information.** All information provided by the Lender to the Company herein, and all information provided by the Lender to the Company in connection with the purchase and sale of the Note, is true, correct and complete as of the date hereof, and if there should be any change in such information, the Lender will immediately provide the Company with such information.

4.   **MISCELLANEOUS.**

4.1   **Binding Agreement.** The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.2   **Governing Law.** This Agreement shall be governed by and construed under the laws of the State of California.

4.3   **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.4   **Titles and Subtitles.** The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.5   **Notice.** Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email, facsimile, or U.S. certified mail to the following addresses, or at such other addresses which each party may later designate in writing to the other party:

If to the Company:

Molly Madden

Red Hen Collective Cooperative, Inc.

2323 Broadway

Oakland, CA 94612

Phone Number: 646-484-1846

Email: molly@redhencollective.com

If to Investor:

At the office of MiTec, PBC

(dba Crowdfund MainStreet)

2601 Blanding Ave. C528 Alameda, CA 94501

c/o

4.6   **Severability.** In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Agreement to any party.

4.7   **Entire Agreement.** This Agreement, along with the Note and the agreements completed on the Crowdfund Mainstreet platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of the Note by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

4.8   **Amendments.** Any term of this Agreement may be amended either retroactively or prospectively, with the written consent of the Company and the Lender. All amendments shall be effective only when in writing signed by the parties.

4.9   **Expenses.** The Company and the Lender shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Agreement and the transaction contemplated hereby.

4.10   **Further Assurances**. Each party to this Agreement hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Agreement and to consummate the transactions contemplated herein.

4.11   **Company's Right to Accept or Reject Investments.** The Company may accept or reject any investments, in whole or in part. This means that the Company may sell to the Lender a Note in a smaller amount than the Lender invests or may choose not to sell the Note to the Lender. If the Company accepts the Lender investment, in whole or in part, except as otherwise set forth on the Crowdfund Mainstreet platform, this Agreement will constitute an irrevocable commitment by the Lender to purchase the Note, and a copy of this Agreement will be executed by the Company and returned to the Lender. If the Company rejects the Lender's investment in whole or in part, the Company will return the payment tendered for any unissued portion of the investment.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this NOTE PURCHASE AGREEMENT as of the date first written above.

COMPANY:

Red Hen Collective Cooperative, Inc.
a California cooperative corporation

By:_____

Name: Molly Madden

Title: President

LENDER:

IF LENDER IS AN INDIVIDUAL:

_____

PRINT NAME

_____

SIGNATURE

LENDER:

IF LENDER IS AN ENTITY:

_____

PRINT NAME OF ENTITY

By: _____

        (Signature)

        _____

        (Print Name)

Its: _____

        (Print Title)

Form of Promissory Note

[Attached]

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT
(Promissory Note)

Date of Loan: ______________________________

Amount of the Loan: $______________________

Payment Start Date: March 31, 2019

For value received, Red Hen Collective Cooperative, Inc. (the "***Borrower***" or the "***Company***"), hereby promises to pay to the order of ____________________________________(the "***Lender***" or the "***Investor***"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. Definitions.

a. "***Gross Margin***" means all of the Borrower's cash receipts less cost of goods; pass through costs such as shipping, customs, warehousing, and trucking; refunds and returns; and samples. For purposes of calculating Gross Margin, the Company's CPA shall calculate total revenue on a cash basis at the end of each fiscal year.

b. "***Lenders,***" or "***Investors***" means all of the purchasers of the Notes.

c. "***Note***" means this Note. "***Notes***" means all of the Notes which contain substantially the same terms as this Note (except for the Repayment Amount). "***Payment Start Date***" means the date specified above.

d. ***"Pro Rata Share"*** shall mean a fraction, the numerator of which is the original loan amount, and the denominator of which is the total amount of the outstanding principal and unpaid interest on all of the Notes.

e. "***Repayment Amount***" means the original Amount of the Loan multiplied by 1.35.

2. Basic Terms.

a. **Note Purchase Agreement**. The Note is issued pursuant to the terms of that certain Note Purchase Agreement (the "**Agreement**"), dated as of _____ by and between the Company and the Lender, and is issued pursuant to the terms on the Crowdfund Mainstreet platform.

b. **When Paid in Full**. The Note will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

c. **Interest Rate.** The interest rate on this Note is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3. Payments.

a. **Annual Payments**. The Borrower will make the annual payment to the Lender (or cause the payments to be made through an agent) within ninety (90) days of the end of each fiscal year.

b. **Amount of Each Payment**. Each year, the Lender shall be entitled to receive from the Borrower the following amount:

The Lender's Pro Rata Share of fifteen percent (15%) of the Borrower's Gross Margin.

In the first year, the amount due shall be pro-rated as follows: the annual payment shall be multiplied by the number of days remaining in the calendar year following the Payment Start Date and divided by 365.

Under no circumstances shall payments to the Lender exceed what is allowed under California law governing usury.

c. **Order of Application of Payments**. All payments under this Agreement shall be applied first to interest and then to principal.

4. Prepayment. The Borrower may make complete or partial prepayments of the Notes at the Borrower's discretion, provided that all such partial prepayments shall be made pro rata among all of the Lenders based on the original amounts of their Notes to the Borrower. If the Company wishes to pay off one or some (but not all) of the Notes, it may do so only for good cause. The term "good cause" means an instance in which the Company reasonably believes such prepayment is necessary or advisable to prevent a violation of any law, regulation, or other governmental rule or to prevent material harm to the effective operation of the Company.

5. Characterization of Investment. The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6.   **Security.** The Note is an unsecured obligation of the Company.

7.   **Subordination.** The Note shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

8.   **Assignment.** The Note may be assigned by either party so long as such assignment complies with all applicable laws and regulations.

9.   **Default.** Each of the following events shall be an "***Event of Default***" hereunder:

        a.   Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

        b.   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

        c.   An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

10.   **Parity with Other Notes.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

11.   **Waiver.** Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

12.   **Amendments**. Any provision of this instrument (other than the Repayment Amount) may be

amended, waived or modified as follows: upon the written consent of the Borrower and the holders of a majority (by unpaid principal amount) of the Notes.

13.   Expenses. The Company and the Lender will each bear their own legal and other expenses with respect to the financing.

14.   **Notice.** Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email, facsimile, or U.S. certified mail to the following addresses, or at such other addresses which each party may later designate in writing to the other party:

> *If to the Company:*
>
> **Molly Madden**
> **Red Hen Collective Cooperative, Inc.**
> **2323 Broadway**
> **Oakland, CA 94612**
> **Phone Number: 646-484-1846**
> **Email: molly@redhencollective.com**
>
>
> *If to the Investor:*
> **At the office of MiTec, PBC (dba Crowdfund MainStreet)**
> **2601 Blanding Ave. C528 Alameda, CA 94501**
> **c/o**

15.   Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

16.   Successors and Assigns. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Lender, in connection with a reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

17.   No Membership Rights. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of a membership interest of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a member of the Borrower or any right to vote for the election of directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

18.   Tax Withholding. Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

19.   **Electronic Signatures.** Investor may tender to the Company this Note by electronic means such as by email or facsimile. If Investor submits this Note to the Company electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Note and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

20.   **Not Effective Until Acceptable by Borrower.** This agreement is not effective until the Borrower has accepted the Lender's funds.

In Witness Whereof, the parties hereto have executed this Note as of the date first written above.

BORROWER:

Red Hen Collective Cooperative, Inc.
a California cooperative corporation

By:

_____

Name: Molly Madden

Title: President

INVESTOR:

[FOR ENTITY INVESTOR] SIGNATURE]	**[FOR INDIVIDUAL INVESTOR]**
Name: _____	Name(s) (Print): _____
By: _____	
Title: _____	By (Sign): _____

EXHIBIT F
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RedHen

RedHen Collective Cooperative

CA USA

RedHen Collective is a feminist, worker-owned wine importer and wholesaler embodying a new wine economy based on gratitude, transparency, collaboration and regenerative ecology. We are the first wine importer and wholesaler with an ecological, economic, and social impact business model.

RedHen Collective is unique in that we pay farmers first, are structured to share equity and profits with employees, and are fueled by revenue-share impact investments of every size.

This Direct Public Offering will allow RedHen to hire our full-time team and begin importing and selling wines across California. Together, we will show the world a new business model where ecology, culture and local economies are at the center instead of the margins.

The target raise of this DPO is $1,070,000 with a minimum viable raise of $500,000. We are offering a promotional minimum investment of $500 which expires on 9/7/18. $1,000 minimum thereafter.

RedHen
04:03
vimeo

#Sustainability #Community #Farming #Infrastructure #WomanFounders #SocialEnterprise #Food&Drink #Cooperative

$10,000 RAISED

of $1,070,000 maximum target

$500K MINIMUM

43 DAYS LEFT

12 INVESTMENTS

Invest

Offering

Debt

REDHEN PITCH DECK.pdf

REDHEN INVESTOR BENEFITS.pdf

REVENUE SHARE PROMISSORY NOTE.pdf

Mission

We believe that everyone should be able to participate in an economy where we invest passionately and harvest collectively. RedHen's "Plowshare-holder" investors share our belief that building wealth should also build community, ecology and culture.

With a meticulously-crafted investment model based on the long-term health of every stakeholder, our Plowshares regenerative credit pool empowers new and seasoned investors to earn steady financial returns and engage in personal wealth building that supports farmers and workers, while elevating women and people of color's leadership across the wine industry.

With your investment, RedHen will:

- Begin buying wine from growers across the US and Europe, paying farmers first.

- Hire a diverse, experienced sales team that values inclusivity and collaboration.

- Engage our innovative logistics and warehousing partners for shipping and inventory management, data systems and technology, AR and compliance support.

- Produce dynamic, multimedia content for our staff, merchants and consumers with the stories behind the wines and growers of RedHen Collective.

- Continue to build the fiscal and legal foundations of Plowshares: RedHen's powerful, regenerative credit pool dedicated to the pre-payment and micro-financing of our winegrowers.

Investment Perks

$1,000
Feathered Friends

135% Return: $1,000 (investment) + $350 (return) = $1,350 (total repaid to investor); drink dividends: opt into RedHen's investor-only wine club; invitations to annual RedHen wine tastings and meet-the-farmers events; exclusive content: insider wine scoop, tasting tips and investor webinars.

$2,500
Flocking Together

135% Return: $2,500 (investment) + $875 (return) = $3,375 (total repaid to investor); drink dividends: opt into RedHen's investor-only wine club; invitations to annual RedHen wine tastings and meet-the-farmers events; exclusive content: insider wine scoop, tasting tips and investor webinars.

$10,000
Nest Building

135% Return: $10,000 (investment) + $3,500 (return) = $13,500 (total repaid to investor); drink dividends: opt into RedHen's investor-only wine club; invitations to annual RedHen wine tastings and meet-the-farmers events; exclusive content: insider wine scoop, tasting tips and investor webinars.

$25,000
Laying Eggs

135% Return: $25,000 (investment) + $8,750 (return) = $33,750 (total repaid to investor); drink dividends: opt into RedHen's investor-only wine club; invitations to annual RedHen wine tastings and meet-the-farmers events; exclusive content: insider wine scoop, tasting tips and investor webinars.

$50,000
Party in the Hen House

135% Return: $50,000 (investment) + $17,500 (return) = $67,500 (total repaid to investor); drink dividends: opt into RedHen's investor-only wine club; invitations to annual RedHen wine tastings and meet-the-farmers events; exclusive content: insider wine scoop, tasting tips and investor webinars.

$100,000
Wind Beneath our Wings

135% Return: $100,000 (investment) + $35,000 (return) = $135,000 (total repaid to investor); drink dividends: opt into RedHen's investor-only wine club; invitations to annual RedHen wine tastings and meet-the-farmers events; exclusive content: insider wine scoop, tasting tips and investor webinars.

All campaigns are minimum or nothing; RedHen Collective Cooperative will only receive funding if the minimum goal is reached.

Key Facts & Financials

- RedHen is pioneering Farmers-Paid-First for the wine industry, with a business and financial structure that guarantees equity and security for our winegrowers.

- RedHen is a worker-owned business, cooperatively structured to share profits and equity. Coops have higher of rates of success: after 5 years, 90% of coops are still operating versus 3-5% of traditional businesses.

- RedHen privately mobilized over $230K in investments ranging from $500 to $50,000 in 2017-2018.

- According to RedHen's market research, the two most appealing investment benefits for our prospective investors include "knowing the company's social and environmental impact" and "slow, long-term growth with stable returns." Both are core to RedHen's investment offering.

- Unlike equity shareholders, revenue-share investors don't have to wait until RedHen's balance sheet shows a profit; their returns start accruing from the first bottle sold.

- Our team's careers were built across the wine industry from importing and sales to restaurant and retail, as well as in cooperative governance, impact investment, marketing and communications. Our broad and deep expertise are crucial to RedHen's success in the industry.

- RedHen is strengthened by our long term professional partnerships and friendships with one another, creating a culture of collaboration, mutual accountability, trust, shared vision and reverence.

REDHEN REVIEWED FINANCIALS.pdf

ARTICLES OF INCORPORATION.pdf

FORM C.pdf

RedHen Collective Cooperative Story

Status quo in the wine industry offloads risk onto the most vulnerable stakeholders: farmers, women and people of color. Climate change, discrimination and harassment, industrialization and divestment in culture and community cause material losses not itemized on a balance sheet, but which profoundly impact every company's bottom line.

With 35 years collective experience in the wine industry, RedHen's founding team – a talented flock of feminist visionaries and new economy builders – recognized the only way to change the systemic inequality of the wine industry was with an emergent business model built on equity, gratitude, and collaboration.

After three years of research, sourcing, market building and technical development with cutting-edge impact business incubators and experts, RedHen Collective is launching its clear, uncompromising vision. Our model is structured upon employee ownership and regenerative capital, backed by aligned investors small and large to ensure that our wine farmers are paid first.

Who is part of RedHen Collective?

– A professional team leading the new wine economy to keep employees, winegrowers, merchants and investors in the fold for generations to come.

– Fierce winegrowers and producers around the world who are implementing farming practices to reverse climate change, investing in justice and equity for workers, and protecting regional wine heritage.

– Restaurants, merchants and wine lovers who are serious about seeing our money fund equity and real change.

– Employees who take pride in our hard work, who's equity and profit sharing promote financial growth of our families and local economies.

– Investors of every size who are committed to building wealth with integrity.

We are people who have been underrepresented and allies – women, farmers, people of color and workers – taking our seats at the table, leading the way forward with our wisdom. We are done tolerating sexism and racism in our industry.
If you desire ways to invest with integrity, there's a seat at this table for you.

Welcome to RedHen Collective.

The Founders



Molly Madden
Founder/CEO
Molly Madden is a passionate
businesswoman and community

businesswoman and community organizer. Raised in Montana, she worked beside her mother -- a restaurateur, chef and pioneer of the locavore movement -- building their family's restaurant. There, Molly developed a strong work ethic and a deep understanding for how food and wine create community and culture. She carries a profound and pragmatic compassion for small businesses and local economies.

Molly started her career in wine imports and distribution over a decade ago in Washington and Oregon, where she began to understand how the wine industry is not protecting its most vulnerable stakeholders.

After working to establish an ambitious new wine importer in New York City, Molly set her course for California with a visionary impulse to put her values into action on an international scale. There she began building RedHen Collective using a cutting-edge business model that embodies feminist values and regenerative economics.

The Team



Stephanie Sprinkle

Director of Grower Relations and Storytelling

Stephanie has worked extensively in the wine industry both domestically and abroad. Her expertise includes research, writing, photography, wine retail and import-portfolio development. Stephanie has a passion for collecting the stories of exciting wine growers and producers and introducing their wines to new markets. She is widely respected and beloved for her commitment to facilitating intimate, direct connections between the people growing wines and the people who drink them.



Annie Connole

Director of Communications

Annie has a reputation among clients for conducting game-changing market research, developing data-driven communications strategies, and producing new media content. Previously, she served as Director of Marketing Strategy and Research at Strategies 360 and Director of Social Media Strategy at Olive. Clients have ranged from Fortune 500 companies to major institutions, political campaigns, and organizations.



Stephen Rye Switzer

Cooperative Financial Director

Stephen is a 3rd generation bookkeeper with over a decade of experience in the financial industry. He is the founder of Rye Financial Services, an Oakland-based financial advising business serving businesses and organizations across the United States. With deep knowledge of cooperative business finance, Stephen guides mission-driven businesses to grow to their greatest financial and creative potential without compromising their integrity.



Jenny Kassan

Chief Legal Advisor

Jenny has over two decades of experience as an attorney and advisor for mission-driven enterprises. Jenny is certified as a coach by the International Association of Women in Coaching as well as an author. She earned her J.D. from Yale Law School and a masters degree in City and Regional Planning from the University of California at Berkeley. Jenny is also a fellow at Democracy Collaborative and the co-founder of the Force for Good Fund.



Yusuf George

Impact and Leadership Advisor

Yusuf is a seasoned wine professional whose passion for wine has informed his unique writing style and has led him to explore wine regions domestically as well as across Europe, South America, Africa, Australia and New Zealand. Yusuf also works as the Director of Strategic Development at JUST Capital, a non-profit research organization that seeks to provide our society's stakeholders with the information they need to assess how just and ethical companies are. He is a passionate coach of entrepreneurs, startups and community builders.



Comments



jo florradikal
Added about 1 month ago

As investors, are we allowed to pick the amount of money, or should we limit to the quantities posted on the page?



Molly Madden `Promoter`
Added about 1 month ago

We want our investors to decide what amount is good for you – the quantities posted are just possible guidelines to get you started. Our special-offer $500 investment tier expires tonight – Friday, September 7th. After that, $1,000 is the minimum investment amount for this offering.



jo florradikal
Added about 1 month ago

Hey Molly, one question: If the goal is not met, what happens with the money? Does it come back to the investors or you will be using it for something else inside the business?



Molly Madden `Promoter`
Added about 1 month ago

Hi Jo! Thanks for your great questions. All investments are held in escrow until our campaign closes. If RedHen does not reach our minimum raise ($500,000) then all funds will be returned to the investors. Dig into our FORM C pdf (under Key Facts and Financials) to get the details on the capital we have already raised and deployed, as well as how the investments from this offering will be used.

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